

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 24, 2016

<u>Via E-mail</u>
Mr. Ricardo Ramos R.
Chief Financial Officer
Chemical and Mining Company of Chile, Inc.
El Trovador 4285
6th floor
Santiago, Chile

> **Re: Chemical and Mining Company of Chile, Inc.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed April 21, 2016**
> **File No. 033-65728**

Dear Mr. Ramos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>5.A. Operating Results</u>

<u>Results of Operations - 2015 Compared to 2014, page 76</u>

1.   In your discussion of your results of operations for 2015 compared to 2014, and 2014 compared to 2013, you provide a discussion of your revenues for each of your reportable segments as disclosed in Note 25 to your financial statements but provide no discussion of the related cost of sales for each segment or of the profitability measure used by your chief operating decision maker ("CODM") for purposes of making decisions regarding the allocation of resources to your segments or for assessing segment performance pursuant to paragraph 5(b) of IFRS 8. Based on the disclosures included in Note 25 to your financial statements, it appears that the measure of segment performance used by your CODM for the purposes outlined in 5(b) of IFRS 8 is income or loss before taxes of

your segments. Please revise Note 25 in future filings to disclose the profitability measure used by your CODM for purposes of making decisions regarding the allocation of resources to your segments and for assessing segment performance. Also, please revise your discussion of your results of operations in Item 5.A. for each period presented in your financial statements to discuss and quantify the factors responsible for changes in the costs of sales and income or loss before taxes for each of your segments.

Note 25 Operating Segments, page F-168

2.   You disclose on page F-169 that the information reported for your segments is extracted from the Company's consolidated financial statements and therefore you are not required to prepare reconciliations between this data and your results of operations before income tax expense and discontinued operations as required by paragraph 28 of IFRS 8. However, based on your segment results presented for the fiscal years ended December 31, 2015 and 2014 on pages F-170 and F-171 and F-173 and F-174, we note that income before tax, net income from continuing operations and net income for both 2015 and 2014, and also your income tax expense for 2014, do not agree to the amounts reflected in your consolidated statements of income included on page F-5. Please reconcile and revise these amounts for consistency in future filings or alternatively, revise the notes to your financial statements to include the reconciliations required by paragraph 28(b) of IFRS 8.

Note 27 Income tax and deferred taxes

27.4 Income tax and deferred taxes, page F-186

3.   In the tables on page F-192 and F-193 reflecting your current and deferred income tax expense, and in the reconciliation of your tax expense at the legal rate to the effective rate on page F-195, you disclose income tax expense of $108,382 for the year ended December 31, 2014. This amount does not agree to the tax expense for the year ended December 31, 2014 reflected in your consolidated statement of income for the period of $160,686 included on page F-5. Please reconcile and revise these amounts in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Linda Cvrkel at (202) 551-3813 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining